Exhibit 99.1

ADECOAGRO S.A. ANNOUNCES OFFERING OF ITS COMMON SHARES

Luxembourg, December 9, 2025 – Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”) today announced that it has commenced a public offering of $300,000,000 of its common shares, subject to market and other conditions. J.P. Morgan and BofA Securities will act as global coordinators and joint book-running managers. BTG Pactual, Citigroup and Itaú BBA will act as joint book-running managers. The Company has granted the underwriters the right to purchase up to an additional $11,100,000 of its common shares. The underwriters can exercise this right from time to time within 30 days after December 11, 2025.

Our controlling shareholder, Tether Investments S.A. de C.V. (“Tether”), and certain of our management and other investors have indicated an interest in purchasing common shares in this offering at the public offering price. Tether has indicated an interest in purchasing approximately $200.0 million of those common shares, and certain of our management and other investors have indicated an interest in purchasing an aggregate of approximately $26.0 million of those common shares. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no shares to Tether or to such other investors, and each of Tether and such other investors could determine to purchase more, fewer or no shares in this offering.

The shares are being offered pursuant to an effective shelf registration statement that has been filed with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; BofA Securities at NC1-022-02-25, 201 North Tryon Street, Charlotte, NC  28255-0001, attn: Prospectus Department or by email at dg.prospectus_requests@bofa.com; Banco BTG Pactual S.A. - Cayman Branch, Equity Capital Markets, at 601 Lexington Ave, 57th floor, New York NY 10022 or by email at ol-ecm@btgpactual.com or by telephone at 1-212-293-4600; Citigroup at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146; or Itau BBA USA Securities, Inc. at 540 Madison Avenue 24th Floor, New York, NY 10022, attn: Equity Sales Desk or by email at roadshowdesk@itaubba.com or IBBA-IBDECM@itaubba.com or by telephone at 1-212-710-6756.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Adecoagro

Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland, and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.

Cautionary Statement on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements are based on current expectations and assumptions as of the date of this release and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These forward-looking statements may include, but are not limited to, statements regarding the Company’s ability to access the capital markets, raise future financing or sell securities pursuant to the shelf registration statement. Actual results may differ materially due to market conditions and other risks discussed in the Company’s filings with the SEC. Risks and uncertainties that may cause actual results to differ include risks disclosed in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

For further information, please contact:
Victoria Cabello

IR Officer

Email: ir@adecoagro.com